02045854

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SEC MAIL PROCESSING RECEIVED JUL 10 2002 WASH. D.C. 165 SECTION

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

PE

For
July 4, 2002

MIRAMAR MINING CORPORATION

311 West 1st Street, North Vancouver, British Columbia Canada, V7M 1B5
(address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F X **Form 40-F**

PROCESSED
JUL 17 2002
THOMSON FINANCIAL

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12G3-2 (b) under the Securities Exchange Act of 1934)

Yes X

In connection with Rule12g3-2(b) # 82-3153.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MIRAMAR MINING CORPORATION
Registrant

By: ______________________
(Signature)

A. David Long
Name

General Counsel
Title (Relationship to Company)

Date: July 8, 2002

MIRAMAR MINING CORPORATION

311 West First Street, North Vancouver, B.C. CANADA V7M 1B5
Tel: (604) 985-2572 Fax: (604) 980-0731 Toll Free: 1-800-663-8780

July 4, 2002 NEWS RELEASE 02-13 MAE - TSX
MAENF–OTC Bulletin Board

Miramar Mining announces Summer Drilling Program for Hope Bay Project

- Multifaceted Program Designed to Evaluate Targets at Various Stages of Exploration -

VANCOUVER –Miramar Mining Corporation (MAE-TSE) today announced work plans and budget for the Hope Bay project in Nunavut, Canada. A total of up to 10,000m in exploration drilling has been approved as part of Miramar's continuing strategy to fully evaluate the gold potential of the Hope Bay belt. Exploration crews will be mobilizing to site on July 8, and drilling is expected to commence by month end. First results should be available approximately one month later.

"The recently completed $30 million financing allows Miramar to significantly increase the level of exploration activity at Hope Bay," said Tony Walsh, Miramar's President & CEO. "Our object remains to advance the Doris North area to a production decision as soon as possible, while continuing the systematic exploration of the highly prospective Hope Bay belt. We plan to target opportunities all through the exploration pipeline: from extensions of known deposits, along known mineralized trends, under cover and through our generative 'geologic model' driven program."

Summer 2002 Exploration Program

Management and Hope Bay project staff reviewed the exploration opportunities for the Hope Bay belt and developed a program based on four types of opportunities:

1. Seeking to identify extensions to known deposits
2. Systematic exploration of known mineralized occurrences and along known mineralized trends
3. Continued evaluation of areas covered by overburden
4. Continuation of the 'geologic model' driven exploration commenced in 2002.

Based on this evaluation, Miramar developed priorities and designed programs to advance exploration of the Hope Bay belt. The programs consists of an initial Phase of drilling totalling 7,500m in 39 holes, with an additional 2,500m of drilling held in reserve contingent on successes coming from the first phase. The initial and contingent drilling programs have a budget of approximately $3.1 million. Not included in these totals are 14 holes totalling 1,400m of Doris North infill and condemnation drilling, expanded surface exploration, equipment and supplies inventory replacement and a contingency allowance that bring the total cost of the program to $5.2 million. The programs are summarized below.

1. Extensions to Known Deposits

Three significant mineralized centres have been discovered within the Hope Bay belt to date: the Boston, Doris and Madrid deposits. As announced on January 15, 2002, these deposits contain a measured and indicated resource of 3.36 million tonnes grading 15.4 g/t gold for a contained 1.64 million ounces, plus an inferred 6.7 million tonnes grading 12.3 g/t gold for a further 2.65 million ounces. Each of these deposits is open to expansion. From a drilling perspective, Boston and Madrid are best drilled in the winter, so efforts to extend the known deposits during the summer of 2002 will be confined to the Doris deposit.

The activity at Doris will concentrate on extending the Doris deposit further north than previously drilled: firstly, to locate a suspected fault offset of the Hinge Zone and secondly to drill north of a major dyke that cuts through the deposit. In-fill drilling in the first half of 2002 showed the northernmost 250m of the Doris deposit, particularly the Lakeshore Vein, to be very high grade. Any extensions found could have a significant positive impact on the proposed development of the Doris North deposit. On February 8, 2002, Miramar reported the results of a preliminary assessment which established attractive base case economics for a small operation mining the Doris North resources: production of 271,700 ounces of gold over a 2.1-year period at a cash cost of US$114 per ounce, and an 85% rate of return at a gold price of US$280/oz. Work on the feasibility study at Doris North is continuing and is expected to be completed at the end of 2002, at which time we expect to make a decision whether to proceed to production.

2. Exploring Known Showings & Trends

Numerous mineralized occurrences have only been superficially evaluated, often with encouraging results, and need more systematic evaluation of their potential to host significant mineralization. Ten such showings have been selected for evaluation in 2002, several of which we anticipate will require more detailed mapping and sampling and at least one or two will require drilling.

Within the Hope Bay belt, there are some extensive mineralized structures, such as the Deformation Zone, that are open along trend and have potential for discovery of additional gold deposits. A major trend slated for exploration in 2002 is the Deformation Zone, which hosts the Madrid deposits, including the Naartok and Suluk discoveries from 2001, and related splays and parallel structures. Some sections of the Deformation Zone can only be explored when winter provides access for on-ice drilling, however, the northern and southern areas are accessible for summer exploration.

South Patch – Encouraging values encountered during 2001 drilling, including 50.2 g/t over 2.5 metres, suggest potential for high-grade mineralization in this area. Step-out drilling is intended to extend this zone along strike and down-dip.

Marianas – A 700m long untested section of the Deformation Zone between two mineralized areas, and an area where cross cutting mineralized structures are projected to intercept the Deformation Zone, suggesting potential for development of a new mineralized zone. Drilling will test this potential.

Nexus – The continuation of the Deformation Zone onto land, south of Patch Lake, where work in the first half of 2002 indicates the projection of the Deformation Zone is altered and mineralized. Up to three fences of core holes are planned for the summer campaign to test this section of the Deformation Zone for its potential to host gold deposits.

Splays & Parallel Structures (Rand Spur, North Patch, North Valley and Windy Linear) – These areas all have geology indicative of splays off the Deformation Zone, and possible linking structures similar to Naartok, that could be dilation zones favourable for the emplacement of gold mineralization. Each of these areas will be drill tested during the summer.

3. Covered Areas

Approximately 70% of the Hope Bay belt is covered by overburden, but remains highly prospective for discoveries of buried deposits. Three areas were evaluated in the first half of 2002 program: Nexus, Gas Cache and Amarok 5. Nexus is addressed under the Deformation Zone program above. Unfortunately, access to most of the identified prospective areas is poor in the summer and the encouraging results from Gas Cache and Amarok 5 cannot be followed up until the winter, as they lie in swampy areas. Other covered areas will also be evaluated in the early 2003 program.

4. Geologic Model Driven Exploration

Archean greenstone belts frequently have deposit types other than the lode style deposits that have been the primary exploration focus to date. Recognizing this, Miramar embarked on a program to identify favourable geology for other greenstone gold deposit types, such as Timiskaming Unconformity-style deposits (e.g. Timmins, Kirkland Lake) and exhalative sulphide-style deposits (e.g. Bousquet, La Ronde). Potential geologic analogues for these settings have been identified in the Hope Bay belt and exploration in the first half of 2002 was successful in identifying favourable geology, alteration and mineralization in two areas.

Twin Peaks – A region on the northwest corner of the Hope Bay belt where favourable intrusive/extrusive volcanics capped by conglomeratic sediments suggests potential for Timiskaming Unconformity-style mineralization. Encouraging results from the first half of 2002 program are to be followed up with systematic mapping and sampling, and possibly drilling. This evaluation will also extend out into other parts of the belt with similar potential, since the favourable geology extends some 12km north of the Twin Peaks area and includes a number of gold bearing showings.

QSP – Significant sulphides and favourable alteration in felsic volcanics were identified in the QSP area during the first half of 2002 program. A systematic evaluation of the felsic volcanic package at QSP and in the surrounding area will likely be followed by some drilling in the summer of 2002.

Other Activities

In addition to the programs outlined above, Miramar will conduct regional programs across the belt, complete 14 condemnation drill holes at Doris North as part of the on-going feasibility work and replace equipment and supplies inventory consumed to allow continued exploration in 2003.

Miramar Mining Corporation

Miramar Mining Corporation is a Canadian gold mining company focused on the Canadian North. It operates two mines in Yellowknife that are forecast to produce 130,000 of gold at cash costs of under US$240 per ounce in 2002 and, through its wholly owned subsidiaries, controls virtually the entire 80km long Hope Bay Archean greenstone belt.

Quality Assurance/Quality Control

This information is reported under an extensive quality control program supervised by Dean McDonald, P.Geo. Ph.D., Exploration Manager with Miramar Mining Corporation, who is an appropriately qualified person as defined by National Instrument 43-101.

Additional Information

Maps locating the areas described herein are attached to this news release. If you are missing these maps, please download this news release from Miramar's website at http://www.miramarmining.com/ , or contact us at the numbers listed below. All other information previously released on the Hope Bay Project, including the recently announced resource estimates, are also available on these websites.

Forward Looking Statements

not meet with Miramar's expectations and other risks and uncertainties, including those described in the Miramar's Annual Report on Form 20-F for the year ended December 31, 2001 and Reports on Form 6-K filed with the Securities and Exchange Commission and Hope Bay Gold's Annual Information Form ("AIF") filed with the Ontario Securities Commission, the Quebec Securities Commission, and other regulatory authorities, respectively.

Forward-looking statements are based on the beliefs, estimates and opinions of management at the date the statements are made. Miramar does not undertake to update forward-looking statements if management's beliefs, estimates or opinions or other circumstances should change.

All resource estimates referred to in this disclosure are calculated in accordance with the Canadian National Instrument 43-101 and the Canadian Institute of Mining and Metallurgy Classification system. These standards differ significantly from the requirements of the United States Securities and Exchange Commission, and resource information reported in this disclosure may not be comparable to similar information reported by United States Companies. The terms "Resource(s)" does not equate to "reserves" and normally may not be included in documents filed with the Securities and Exchange Commission. "Resources" are sometimes referred to as "mineralization" or "mineral deposits".

For further information contact:
Anthony P. Walsh
President & CEO
Miramar Mining Corporation
Tel: (604) 985-2572 Fax: (604) 980-0731
Toll Free: 1-800-663-8780
Email: info@miramarmining.com


424000
432000
440000
7560000
7552000
7544000
7536000
7528000
North Hinge Extension
Hinge Below Dyke
North Valley /
Windy Linear
North Valley
North Patch
Rand Spur
Marianas
South Patch
Nexus
Kamik
Twin
Peaks
QSP
Windy
Camp
N
0
kilometers
LEGEND
Au Showings
Interpreted Structures
First Order
Fault
Deformation
Zone
Proterozoic
Faults

2002 Hope Bay Belt Targets 1:150,000


436000
7552000
7548000
7544000
Naartok
Windy Camp
Rand Spur
Suluk
Patch Lake
Marianas
South Patch
Nexus Area
LEGEND
Au Showings
Interpreted Structures
First Order Fault
Deformation Zone
Proterozoic Faults
0 0.5 1 1.5 2
Kilometers
N

Target Areas along DEFZ 1:50,000


432000
436000
N
Windy Lake Intersection
North Valley
Doris Lake
7556000
North Link
North Patch
Windy Lake
7552000
Windy Camp
Patch Lake
LEGEND
Au Showings
Interpreted Structures
Linear Feature
Deformation Zone
7548000
1.5
2
Kilometers

Splays and Parallel Structures to the DEFZ 1:50,000


15000 N
15500 N
16000 N
16500 N
17000 N
S
N
Surface
0 m
0 m
Possible Fault?
A
B
C
D
Dilation
Faulted Extension
Target Area
- 250 m
- 250 m
- 500 m
- 500 m
- 750 m
- 750 m
Miramar
Mining
Hope Bay Project
Proposed Hinge
Extension Drilling
Lakeshore Vein
Looking West
0
500
metres
Diabase Dyke
Lakeshore Vein Outline
5 g/t x m Contour
20 g/t x m Contour
50 g/t x m Contour
100 g/t x m Contour
DDH Pierce Point
Proposed Hole